SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the year ended March 31, 2011 (Wednesday, May 11, 2011)

2.	Notice on a distribution of retained earnings (Wednesday, May 11, 2011)

3.	Basic policy regarding reduction of trading unit of the Company’s stock. (Wednesday, May 11, 2011)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone :	+81-6-6648-2645
Facsimile:	+81-6-6648-2632

FOR IMMEDIATE RELEASE (WEDNESDAY, MAY 11, 2011)

RESULTS OF OPERATIONS FOR THE YEAR ENDED

MARCH 31, 2011 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, May 11, 2011 — Kubota Corporation reported today its consolidated results of operations for the year ended March 31, 2011.

Consolidated Financial Highlights

1. Consolidated Results of Operations for the Fiscal Year Ended March 31, 2011

(1) Results of operations	(In millions of yen except per common share amounts)
	Year ended March 31, 2011	Change [%]	Year ended March 31, 2010	Change [%]
Revenues	¥933,685	0.3	¥930,644	(16.0)
Operating income	¥86,111	23.5	¥69,702	(32.2)
% of revenues	9.2%		7.5%
Income before income taxes and equity in net income of affiliated companies	¥91,300	24.2	¥73,483	(11.7)
% of revenues	9.8%		7.9%
Net income attributable to Kubota Corporation	¥54,822	29.5	¥42,326	(11.9)
% of revenues	5.9%		4.5%
Net income attributable to Kubota Corporation per common share
Basic	¥43.11		¥33.28
Diluted	¥43.11		¥33.28
Ratio of net income attributable to Kubota Corporation to shareholders’ equity	8.7%		7.0%
Ratio of income before income taxes and equity in net income of affiliated companies to total assets	6.6%		5.3%

Notes.

1.	Change[%] represents percentage change from the prior year.
2.	Comprehensive income for the years ended March 31, 2011 and 2010 were ¥27,325 million [(65.1%)] and ¥78,283 million [-%], respectively.
3.	Equity in net income of affiliated companies for the years ended March 31, 2011 and 2010 were ¥492 million and ¥402 million, respectively.

(2) Financial position	(In millions of yen except per common share amounts)
	March 31, 2011	March 31, 2010
Total assets	¥1,356,852	¥1,409,033
Equity	¥681,361	¥671,619
Kubota Corporation shareholders’ equity	¥634,885	¥626,397
Ratio of Kubota Corporation shareholders’ equity to total assets	46.8%	44.5%
Kubota Corporation shareholders’ equity per common share	¥499.24	¥492.51

Kubota Corporation

and Subsidiaries

(3) Summary of statements of cash flows	(In millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2010
Net cash provided by operating activities	¥81,907	¥119,072
Net cash used in investing activities	(¥43,581)	(¥43,399)
Net cash used in financing activities	(¥41,715)	(¥34,672)
Cash & cash equivalents, end of year	¥105,293	¥111,428

2. Cash dividends

	(In millions of yen except per common share amounts)
	Cash dividends per common share					Annual cash dividends	Annual cash dividends as % to net income	Annual dividends as % to share- holders’ equity
	First quarter period	Second quarter period	Third quarter period	Year-end	Total
Year ended March 31, 2011	—	¥7.00	—	¥7.00	¥14.00	¥17,810	32.5%	2.8%
Year ended March 31, 2010	—	¥7.00	—	¥5.00	¥12.00	¥15,268	36.1%	2.5%

Note.

Although the Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends, specific amount of cash dividends for each fiscal year is decided in consideration of the development of business performance, financial conditions and payout ratio including share buybacks. Specific amount of cash dividends for the year ending March 31, 2012 is not decided at this time and the Company will inform the amount as soon as a decision is made.

3. Anticipated results of operations for the year ending March 31, 2012

It is unable to reasonably forecast the consolidated financial result for the year ending March 31, 2012 at this time due to the effects of the Great East Japan Earthquake. Accordingly, the forecast is not disclosed at present. Please refer to “1. Review of operations and financial condition, (1) Review of operations, c) Prospect for the next fiscal year” on page 6.

4. Other

(1)	Changes in material subsidiaries: None

(2)	Changes in accounting principles, procedures, and presentations for consolidated financial statements

	a) Changes due to the revision of accounting standards: None

	b) Changes in matters other than a) above: None

(3)	Number of shares outstanding including treasury stock as of March 31, 2011	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2010	:	1,285,919,180
	Number of treasury stock as of March 31, 2011	:	14,206,633
	Number of treasury stock as of March 31, 2010	:	14,072,545
	Weighted average number of shares outstanding during the year ended March 31, 2011	:	1,271,778,025
	Weighted average number of shares outstanding during the year ended March 31, 2010	:	1,271,985,454

Please refer to “(9) Per common share information” on page 18.

Kubota Corporation

(Parent Company Only)

(Reference) Non-consolidated Financial Highlights

(1) Results of operations	(In millions of yen except per common share amounts)
	Year ended March 31, 2011	Change [%]	Year ended March 31, 2010	Change [%]
Net sales	¥565,073	4.6	¥540,449	(16.0)
Operating income	¥28,785	12.4	¥25,601	(8.1)
Ordinary income	¥33,811	(9.8)	¥37,495	46.1
Net income	¥20,504	(30.0)	¥29,298	661.1
Net income per common share
Basic	¥16.11		¥23.02
Diluted	—		—

Note.

Change[%] represents percentage change from the prior year.

(2) Financial position	(In millions of yen except per common share amounts)
	March 31, 2011	March 31, 2010
Total assets	¥719,217	¥744,122
Net assets	¥432,886	¥432,033
Equity	¥432,886	¥432,033
Ratio of equity to total assets	60.2%	58.1%
Net assets per common share	¥340.27	¥339.59

(*Information on status of the audit by the independent auditor)

This release has not been audited in accordance with Financial Instruments and Exchange Law of Japan by the independent auditor because this release is not subject to audit.

As of the date of this release, the Company’s consolidated financial statements for the year ended March 31, 2011 are under procedure of the audit.

Kubota Corporation

and Subsidiaries

Index to Accompanying Materials

1.	Review of operations and financial condition		5
	(1)	Review of operations	5
	(2)	Financial condition	6
2.	Management policies		8
	(1)	Basic management policy	8
	(2)	Principal business policies for medium-to-long term growth in profit	8
3.	Consolidated financial statements		10
	(1)	Consolidated balance sheets	10
	(2)	Consolidated statements of income	12
	(3)	Consolidated statements of comprehensive income	13
	(4)	Consolidated statements of changes in equity	13
	(5)	Consolidated statements of cash flows	14
	(6)	Notes to assumptions for going concern	15
	(7)	Notes to consolidated financial statements	15
	(8)	Consolidated segment information	16
	(9)	Per common share information	18
	(10)	Subsequent events	18
	(11)	Consolidated revenues by reporting segment	19
4.	The results of operations for the three months ended March 31, 2011		20
	(1)	Consolidated statements of income	20
	(2)	Consolidated segment information	21
	(3)	Consolidated revenues by reporting segment	22
5.	Other		23
	(1)	Notice of changes of management	23

Kubota Corporation

and Subsidiaries

1. Review of operations and financial condition

(1) Review of operations

a)	Summary of the results of operations for the year under review

For the year ended March 31, 2011, revenues of the Company increased ¥3.0 billion (0.3%), to ¥933.7 billion from the prior year. In the domestic market, revenues in Farm & Industrial Machinery, Water & Environment Systems and Social Infrastructure decreased due to weak demand for farm equipment and public works related products and the effects of the Great East Japan Earthquake. As a result domestic revenues decreased ¥23.8 billion (4.7%), to ¥477.9 billion from the prior year. In overseas markets, revenues increased ¥26.8 billion (6.2%), to ¥455.8 billion from the prior year. While revenues in Water & Environment Systems, Social Infrastructure and Other decreased, revenues in Farm & Industrial Machinery steadily increased due to increases in revenues in North America and Europe supported by sustained economic recovery. The ratio of overseas revenues to consolidated revenues was 48.8%, 2.7 percentage points higher than the prior year end.

Operating income increased ¥16.4 billion (23.5%), to ¥86.1 billion from the prior year due to an increase in overseas revenues in Farm & Industrial Machinery and company-wide cost reduction. Income before income taxes and equity in net income of affiliated companies increased ¥17.8 billion (24.2%), to ¥91.3 billion due to an increase in operating income and other income. Income taxes were ¥30.7 billion (representing an effective tax rate of 33.6%), and equity in net income of affiliated companies was ¥0.5 billion. Accordingly, net income increased ¥13.2 billion (27.6%), to ¥61.1 billion. After deducting ¥6.3 billion of net income attributable to the noncontrolling interests, net income attributable to Kubota Corporation was ¥54.8 billion, ¥12.5 billion (29.5%) higher than the prior year.

b)	Review of operations by reporting segment

1)	Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines and construction machinery.

Revenues in this segment increased 5.6%, to ¥651.5 billion from the prior year, comprising 69.8 % of consolidated revenues.

Domestic revenues decreased 1.4%, to ¥226.4 billion. In the domestic market, demand for farm equipment was sluggish due to weakening motivation for buying farm equipment affected by price slump of rice and an absence of governmental subsidy for leasing agricultural machinery which was implemented in the prior year. Moreover, the Great East Japan Earthquake gave a negative impact on demand for farm equipment. Accordingly, sales of farm equipment remained at a lower level. On the other hand, sales of construction machinery and engines increased largely due to an upturn of demand.

Overseas revenues increased 9.8%, to ¥425.1 billion. In North America, sales of tractors and construction machinery increased as a result of aggressive sales promotion activities. Sales of engines also increased largely supported by favorable demand. In Europe, sales of construction machinery and engines increased substantially due to a rapid recovery of demand, while sales of tractors decreased. In Asia outside Japan, although growth rate of sales of farm equipment slowed down mainly affected by broken weather, sales of construction machinery largely increased.

Operating income in Farm & Industrial Machinery increased 43.0%, to ¥86.5 billion due to increased overseas revenues and cost reduction.

Kubota Corporation

and Subsidiaries

2)	Water & Environment Systems

Water & Environment Systems comprises pipe-related products (ductile iron pipes, plastic pipes, valves, and other products) and environment-related products (environmental plants, pumps and other products).

Revenues in this segment decreased 13.5%, to ¥192.8 billion from the prior year, comprising 20.6 % of consolidated revenues.

Domestic revenues decreased 9.8%, to ¥178.7 billion. Sales of pipe-related products such as ductile iron pipes and plastic pipes decreased substantially due to sluggish demand. Sales of environment-related products also decreased mainly due to a decrease in sales of products related to water and sewage treatment, and waste treatment. Overseas revenues decreased 43.3%, to ¥14.1 billion, due to substantial sales declines of ductile iron pipes and pumps.

Operating income in Water & Environment Systems decreased 33.5%, to ¥13.1 billion due to decreased revenues and price hike of raw materials.

3)	Social Infrastructure

Social Infrastructure comprises industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery, and air-conditioning equipment.

Revenues in this segment decreased 4.5%, to ¥60.4 billion from the prior year, comprising 6.5 % of consolidated revenues.

Domestic revenues decreased 5.8%, to ¥44.3 billion. Although sales of electronic equipped machinery and air-conditioning equipment increased, sales of spiral welded steel pipes largely decreased and sales of industrial castings and vending machines also decreased from the prior year. Overseas revenues decreased 0.7%, to ¥16.2 billion due to the sales decline of industrial castings.

Operating income in Social Infrastructure decreased 8.7%, to ¥2.5 billion due to decreased revenues.

4)	Other

Other comprises construction, services and other business.

Revenues in this segment increased 4.6%, to ¥29.0 billion from the prior year, comprising 3.1 % of consolidated revenues, due to an increase in sales of construction and other business.

Operating income in Other decreased 20.3%, to ¥2.1 billion.

c)	Prospect for the next fiscal year

Due to the effects of the Great East Japan Earthquake, supply of parts and electric power is not stable in some plants in Japan and there is a strong sense of uncertainty concerning demand of damaged areas. At this time it is difficult to foresee possible impacts of these factors and unable to reasonably forecast the consolidated financial results for the year ending March 31, 2012. Accordingly, the forecast is not disclosed at present and will be promptly announced when it is available.

(2) Financial condition

a)	Assets, liabilities and equity

Total assets at the end of March 2011 amounted to ¥1,356.9 billion, a decrease of ¥52.2 billion from the end of the prior year. As for assets, current assets decreased largely centering on notes and accounts receivable. In addition, investment and long-term finance receivables as well as property, plant, and equipment decreased.

As for liabilities, long-term liabilities decreased substantially due to a decrease of long-term debt.

Equity increased steadily because recorded net income compensated an increase in accumulated other comprehensive loss mainly due to a decrease of foreign currency translation adjustments. As a result, shareholders’ equity ratio was 46.8%, 2.3 percentage points higher than the prior year end.

Kubota Corporation

and Subsidiaries

b)	Cash flows

Net cash provided by operating activities during the year under review was ¥81.9 billion, and cash inflow decreased ¥37.2 billion from the prior year. Although net income increased, cash inflow substantially decreased due to the changes in working capital.

Net cash used in investing activities was ¥43.6 billion, and cash outflow increased ¥0.2 billion from the prior year.

Net cash used in financing activities was ¥41.7 billion, and cash outflow increased ¥7.0 billion from the prior year due to a decrease in proceeds from issuance of long-term debt.

Including the effect of exchange rate fluctuations, cash and cash equivalents at the end of March 31, 2011 were ¥105.3 billion, a decrease of ¥6.1 billion from the prior year.

(Reference) Cash flow indices

	Year ended March 31, 2011	Year ended March 31, 2010
Ratio of shareholders’ equity to total assets [%]	46.8	44.5
Equity ratio based on market capitalization [%]	73.5	76.9
Interest-bearing debt / Net cash provided by operating activities [year]	4.3	3.4
Interest coverage ratio [times]	11.8	12.4

Notes.

Equity ratio based on market capitalization : market capitalization / total assets

Interest coverage ratio : cash flows provided by operating activities / interest paid

Each ratio is calculated based on the figures in the consolidated financial statements. Market capitalization is calculated based on closing price at the end of the fiscal year multiplied by the number of shares outstanding at the end of fiscal year, excluding treasury stock. Net cash provided by operating activities is the amount of operating cash flows in the consolidated statements of cash flows. Interest-bearing debt includes short-term borrowings, current portion of long-term debt, and long-term debt in the consolidated balance sheets. Additionally, interest paid is the amount of interest paid in the consolidated statements of cash flows.

Kubota Corporation

and Subsidiaries

2. Management policies

(1) Basic management policy

More than a century since its founding, the Company has continued to help improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems and environmental control plants.

And now, here in the 21st century, the Company is developing our business globally under the corporate principle “Contribute to social development and the conservation of the global environment through products, technology, and services that support both comfortable lifestyles and the foundation of our societies” in an aim at solving the worldwide problems of “food”, “water”, and “the environment”.

While adhering to this management principle, the Company is implementing management policies that are focused on prioritizing allocation of its resources, emphasizing agility in its operations and strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

(2) Principal business policies for medium-to-long term growth in profit

The Company will implement the following measures in order to achieve medium- to long-term growth amid the difficult business environment.

1)	Management emphasizing the front-line of business with focus on technology and manufacturing capabilities

The Company continues conducting business with enhancing capabilities for developing technologies and manufacturing proficiency that form the backbone of a manufacturer. In order to realize a medium- to long-term growth by prevailing against increasingly fierce competition under ongoing globalization of the Company’s business, it is essential to bolster the capabilities for developing technologies and manufacturing proficiency. To this end, the Company will identify the fields of R&D it should focus on and make efforts to obtain advanced technologies. The Company will also devote itself to accumulate overwhelming manufacturing proficiency by strengthening organizational structure which facilitates advancement of quality of product and production engineering.

2)	Enhancement of CSR management

It is essential for the Company to thoroughly implement CSR management by giving due consideration to the development of society and conservation of the global environment in order to attain sustainable growth and development of the Company.

The Company has been implementing its CSR management with placing emphasis on reducing the load on the global environment, promoting diversity management and strengthening internal control system. In addition to these priority issues, the Company will engage in relief activities for the victims of the Great East Japan Earthquake and reconstruction assistance for the disaster areas from now on.

3)	Promotion of globalization

The Company’s overseas revenues are approaching half of total revenues. To further expand its business, it is necessary to globalize all aspects of the Company’s operations. The Company intends to promote globalization of not only sales activities but also production, R&D, allocation of management resources as well as business management system.

In concrete terms, the Company will accelerate expansion of overseas production and promote localization of R&D and facilitate the use of locally-hired human resources. The Company will also establish management system that can manage group-wide resources on business and allocate them to each country and region more timely. In addition, the Company will establish regional management framework to cope with rapidly changing each market.

Kubota Corporation

and Subsidiaries

4)	Enhancement of activities for future business expansion

The Company will develop business in the fields which are related to food, water and environment to seek sustainable long-term growth. In the business of machinery, the Company will contribute to increase in worldwide food production as a comprehensive manufacturer of agricultural machinery by entering into market of agricultural machinery for dry field farming in addition to currently engaging agricultural machinery business for rice farming. In the field of water and environment, the Company will fully develop water- and environment-related business in Asia outside Japan. In the year ended March 31, 2011, the Company established a subsidiary in China which produces and sells pumps and newly set up “Water & Environment Innovative Research Laboratory” to meet the needs of water and environment infrastructure in the emerging countries. In the year ending March 31, 2012, the Company will establish two subsidiaries in China which will engage in water- and environment -related business. By utilizing business experiences accumulated over the years in Japan, the Company intends to bring up water- and environment -related business in Asia outside Japan to become a growth field of the Company.

5)	Addressing to the Great East Japan Earthquake

It is one of important management issues to properly address to the Great East Japan Earthquake, which caused unprecedented damage to Japan. The Company has been engaging in supportive activities in diverse ways with establishing the Countermeasures Headquarters for Reconstruction Assistance immediately after the Earthquake and intends to continue such activities in the future.

In addition, the Company will sustain production capacity in order to provide the products that are necessary for reconstruction of the disaster areas. From this perspective, the Company will make concerted efforts to restore normal production of some plants which are being affected by parts shortage resulting from the Earthquake.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

3. Consolidated financial statements

(1) Consolidated balance sheets

Assets	(In millions of yen)
	March 31, 2011		March 31, 2010		Change
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	105,293		111,428		(6,135)
Notes and accounts receivable:
Trade notes	56,185		57,412		(1,227)
Trade accounts	300,229		317,485		(17,256)
Less: Allowance for doubtful notes and accounts receivable	(2,806)		(2,821)		15

Total notes and accounts receivable, net	353,608		372,076		(18,468)

Short-term finance receivables-net	100,437		104,840		(4,403)
Inventories	174,217		172,323		1,894
Other current assets	43,649		60,161		(16,512)

Total current assets	777,204	57.3	820,828	58.3	(43,624)

Investments and long-term finance receivables:
Investments in and loan receivables to affiliated companies	16,569		15,945		624
Other investments	100,498		109,306		(8,808)
Long-term finance receivables-net	199,829		196,473		3,356

Total investments and long-term finance receivables	316,896	23.4	321,724	22.8	(4,828)

Property, plant, and equipment:
Land	89,435		89,664		(229)
Buildings	217,738		214,329		3,409
Machinery and equipment	352,064		358,354		(6,290)
Construction in progress	9,631		5,306		4,325

Total	668,868		667,653		1,215

Accumulated depreciation	(451,510)		(446,760)		(4,750)

Net property, plant, and equipment	217,358	16.0	220,893	15.7	(3,535)

Other assets:
Long-term trade accounts receivable	27,487		26,688		799
Other	18,839		19,670		(831)
Less: Allowance for doubtful receivables	(932)		(770)		(162)

Total other assets	45,394	3.3	45,588	3.2	(194)

Total	1,356,852	100.0	1,409,033	100.0	(52,181)

Kubota Corporation

and Subsidiaries

Liabilities and equity	(In millions of yen)
	March 31, 2011		March 31, 2010		Change
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	76,642		88,333		(11,691)
Trade notes payable	13,978		14,266		(288)
Trade accounts payable	150,825		143,683		7,142
Advances received from customers	3,270		3,397		(127)
Notes and accounts payable for capital expenditures	9,800		9,245		555
Accrued payroll costs	26,847		25,856		991
Accrued expenses	29,616		27,352		2,264
Income taxes payable	4,702		22,842		(18,140)
Other current liabilities	33,892		33,832		60
Current portion of long-term debt	85,556		71,432		14,124

Total current liabilities	435,128	32.1	440,238	31.2	(5,110)

Long-term liabilities:
Long-term debt	191,760		243,333		(51,573)
Accrued retirement and pension costs	35,285		40,177		(4,892)
Other long-term liabilities	13,318		13,666		(348)

Total long-term liabilities	240,363	17.7	297,176	21.1	(56,813)

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—
Capital surplus	89,140		89,241		(101)
Legal reserve	19,539		19,539		—
Retained earnings	516,858		477,303		39,555
Accumulated other comprehensive loss	(65,381)		(34,491)		(30,890)
Treasury stock	(9,341)		(9,265)		(76)

Total Kubota Corporation shareholders’ equity	634,885	46.8	626,397	44.5	8,488
Noncontrolling interests	46,476	3.4	45,222	3.2	1,254

Total equity	681,361	50.2	671,619	47.7	9,742

Total	1,356,852	100.0	1,409,033	100.0	(52,181)

Kubota Corporation

and Subsidiaries

(2) Consolidated statements of income

	(In millions of yen)
	Year ended March 31, 2011		Year ended March 31, 2010		Change
	Amount	%	Amount	%	Amount	%

Revenues	933,685	100.0	930,644	100.0	3,041	0.3
Cost of revenues	678,653	72.7	681,374	73.2	(2,721)	(0.4)
Selling, general, and administrative expenses	165,407	17.7	179,352	19.3	(13,945)	(7.8)
Other operating expenses	3,514	0.4	216	0.0	3,298	1,526.9

Operating income	86,111	9.2	69,702	7.5	16,409	23.5

Other income (expenses):
Interest and dividend income	3,429		3,381		48
Interest expense	(1,632)		(2,127)		495
Gain on sales of securities-net	4,845		1,821		3,024
Gain on nonmonetary exchange of securities	2,774		—		2,774
Valuation loss on other investments	(1,758)		(143)		(1,615)
Foreign exchange gain (loss)-net	(1,640)		2,894		(4,534)
Other-net	(829)		(2,045)		1,216

Other income (expenses), net	5,189		3,781		1,408

Income before income taxes and equity in net income of affiliated companies	91,300	9.8	73,483	7.9	17,817	24.2

Income taxes:
Current	27,137		28,540		(1,403)
Deferred	3,547		(2,563)		6,110

Total income taxes	30,684		25,977		4,707

Equity in net income of affiliated companies	492		402		90

Net income	61,108	6.5	47,908	5.1	13,200	27.6

Less: Net income attributable to the noncontrolling interests	6,286		5,582		704

Net income attributable to Kubota Corporation	54,822	5.9	42,326	4.5	12,496	29.5

Kubota Corporation

and Subsidiaries

(3) Consolidated statements of comprehensive income

	(In millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2010	Change
Net income	61,108	47,908	13,200

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(26,382)	8,250	(34,632)
Unrealized gains (losses) on securities	(5,125)	11,761	(16,886)
Unrealized gains on derivatives	804	556	248
Pension liability adjustments	(3,080)	9,808	(12,888)

Other comprehensive income (loss)	(33,783)	30,375	(64,158)

Comprehensive income	27,325	78,283	(50,958)
Less: Comprehensive income attributable to the noncontrolling interests	3,213	7,528	(4,315)

Comprehensive income attributable to Kubota Corporation	24,112	70,755	(46,643)

(4) Consolidated statements of changes in equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Shareholders’ Equity						Non- controlling interests	Total
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance, March 31, 2009	1,272,063	84,070	93,150	19,539	452,791	(62,184)	(9,082)	37,959	616,243

Net income					42,326			5,582	47,908

Other comprehensive income						28,429		1,946	30,375

Cash dividends paid to Kubota Corporation shareholders, ¥14 per share					(17,814)				(17,814)
Cash dividends paid to the noncontrolling interests								(489)	(489)
Purchases and sales of treasury stock	(216)						(183)		(183)
Changes in ownership interests in subsidiaries and others			(3,909)			(736)		224	(4,421)

Balance, March 31, 2010	1,271,847	84,070	89,241	19,539	477,303	(34,491)	(9,265)	45,222	671,619

Net income					54,822			6,286	61,108

Other comprehensive loss						(30,710)		(3,073)	(33,783)

Cash dividends paid to Kubota Corporation shareholders, ¥12 per share					(15,267)				(15,267)
Cash dividends paid to the noncontrolling interests								(307)	(307)
Purchases and sales of treasury stock	(134)		1				(76)		(75)
Changes in ownership interests in subsidiaries and others			(102)			(180)		(1,652)	(1,934)

Balance, March 31, 2011	1,271,713	84,070	89,140	19,539	516,858	(65,381)	(9,341)	46,476	681,361

Kubota Corporation

and Subsidiaries

(5) Consolidated statements of cash flows

	(In millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2010	Change
Operating activities:
Net income	61,108	47,908
Depreciation and amortization	26,993	29,171
Gain on sales of securities-net	(4,845)	(1,821)
Gain on nonmonetary exchange of securities	(2,774)	—
Valuation loss on other investments	1,758	143
Loss from disposal of fixed asset	844	118
Equity in net income of affiliated companies	(492)	(402)
Deferred income taxes	3,547	(2,563)
Decrease in notes and accounts receivable	5,707	20,380
Decrease (increase) in inventories	(13,640)	38,802
Decrease in other current assets	8,459	1,205
Increase (decrease) in trade notes and accounts payable	9,285	(22,780)
Increase (decrease) in income taxes payable	(17,684)	18,005
Increase (decrease) in other current liabilities	7,474	(9,896)
Increase (decrease) in accrued retirement and pension costs	(9,627)	467
Other	5,794	335

Net cash provided by operating activities	81,907	119,072	(37,165)

Investing activities:
Purchases of fixed assets	(27,358)	(26,621)
Proceeds from sales of property, plant, and equipment	870	1,182
Proceeds from sales and redemption of investments	6,300	9,101
Increase in finance receivables	(170,063)	(172,218)
Collection of finance receivables	142,852	150,368
Other	3,818	(5,211)

Net cash used in investing activities	(43,581)	(43,399)	(182)

Financing activities:
Proceeds from issuance of long-term debt	62,489	121,966
Repayments of long-term debt	(93,895)	(90,067)
Net increase (decrease) in short-term borrowings	7,238	(43,729)
Cash dividends	(15,267)	(17,814)
Purchases of treasury stock	(50)	(191)
Purchases of noncontrolling interests	(2,317)	(6,407)
Other	87	1,570

Net cash used in financing activities	(41,715)	(34,672)	(7,043)

Effect of exchange rate changes on cash and cash equivalents	(2,746)	922	(3,668)

Net increase (decrease) in cash and cash equivalents	(6,135)	41,923
Cash and cash equivalents, beginning of year	111,428	69,505

Cash and cash equivalents, end of year	105,293	111,428	(6,135)

	(In millions of yen)
Notes:
Cash paid during the year for:
Interest	6,914	9,614	(2,700)
Income taxes	44,207	15,336	28,871

Kubota Corporation

and Subsidiaries

(6) Notes to assumptions for going concern

None

(7) Notes to consolidated financial statements

a)	Summary of accounting policies

The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP)

b)	Consolidated subsidiaries and affiliated companies under the equity method

104 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd. Kubota Credit Co., Ltd. Kubota Environmental Service Co., Ltd. Kubota-C.I. Co., Ltd.

Overseas

Kubota Tractor Corporation

Kubota Credit Corporation, U.S.A.

Kubota Manufacturing of America Corporation

Kubota Engine America Corporation

Kubota Metal Corporation

Kubota Baumaschinen GmbH

Kubota Europe S.A.S.

SIAM KUBOTA Corporation Co., Ltd.

Kubota Agricultural Machinery (SUZHOU) Co., Ltd.

19 affiliated companies are accounted for under the equity method.

Major affiliated companies:	Domestic	14 sales companies of farm equipment KMEW Co., Ltd.

The Company merged two subsidiaries, namely “The Siam Kubota Industry Co., Ltd.” and “Siam Kubota Tractor Co., Ltd.”, into one subsidiary, “SIAM KUBOTA Corporation Co., Ltd.”

Kubota Matsushitadenko Exterior Works, Ltd. changed the Company name to KMEW Co., Ltd.

c)	Notes to consolidated statements of income

Other operating expenses for the year ended March 31, 2011 included ¥2,544 million of losses arisen from the Great East Japan Earthquake.

Kubota Corporation

and Subsidiaries

(8) Consolidated segment information

a)	Reporting segments

Year ended March 31, 2011	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	651,518	192,768	60,439	28,960	—	933,685
Intersegment	64	1,594	2,657	15,837	(20,152)	—
Total	651,582	194,362	63,096	44,797	(20,152)	933,685
Operating income	86,487	13,121	2,463	2,096	(18,056)	86,111

Identifiable assets at March 31, 2011	918,656	170,691	62,092	39,386	166,027	1,356,852
Depreciation	15,870	6,010	1,931	697	2,009	26,517
Capital expenditures	13,871	4,861	3,764	691	764	23,951

Year ended March 31, 2010	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	616,726	222,949	63,293	27,676	—	930,644
Intersegment	77	611	2,710	14,091	(17,489)	—
Total	616,803	223,560	66,003	41,767	(17,489)	930,644
Operating income	60,485	19,723	2,699	2,629	(15,834)	69,702

Identifiable assets at March 31, 2010	930,480	186,768	65,519	42,246	184,020	1,409,033
Depreciation	18,489	6,033	1,933	552	1,896	28,903
Capital expenditures	14,820	5,969	1,992	741	2,516	26,038

Notes:

1. The amounts in “Adjustments” include the eliminations and adjustments of intersegment transactions, expenses that cannot be apportioned to business segments, and corporate assets. Corporate assets mainly consist of certain assets of the parent company such as cash and cash equivalents, investment securities and assets related to administration departments.

2. The aggregated amounts of operating income are equal to those in the consolidated statements of income. Therefore, the Company does not disclose the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment transactions are quoted at arm’s length price.

Kubota Corporation

and Subsidiaries

b) Revenues from external customers by product groups

	(In millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2010
Farm Equipment and Engines	580,671	561,165
Construction Machinery	70,847	55,561
Farm & Industrial Machinery	651,518	616,726
Pipe-related Products	121,836	144,465
Environment-related Products	70,932	78,484
Water & Environment Systems	192,768	222,949
Social Infrastructure	60,439	63,293
Other	28,960	27,676
Total	933,685	930,644

c) Geographic segments

Information for revenues from external customers by destination

	(In millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2010
Japan	477,913	501,663
North America	189,330	174,371
Europe	75,762	67,791
Asia	160,533	148,589
Other Areas	30,147	38,230
Total	933,685	930,644

Notes:

1. Revenues from North America include those from the United States of ¥167,553 million and ¥146,319 million for the years ended March 31, 2011 and 2010, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Information for long-term assets based on physical location

	(In millions of yen)
	March 31, 2011	March 31, 2010
Japan	177,460	183,042
North America	16,146	20,210
Asia	18,794	13,983
Other Areas	4,958	3,658
Total	217,358	220,893

Kubota Corporation

and Subsidiaries

(9) Per common share information

	(In yen)
	Year ended March 31, 2011	Year ended March 31, 2010
Kubota Corporation shareholders’ equity per common share	¥499.24	¥492.51
Basic net income attributable to Kubota Corporation per common share	¥43.11	¥33.28
Diluted net income attributable to Kubota Corporation per common share	¥43.11	¥33.28

The numerators and denominators of the basic and diluted net income per common share computation is as follows:

Numerators

	(In millions of yen)
	Year ended March 31, 2011	Year ended March 31, 2010
Basic net income attributable to Kubota Corporation	¥54,822	¥42,326

Denominators

	(In thousands of shares)
	Year ended March 31, 2011	Year ended March 31, 2010
Weighted average common shares outstanding	1,271,778	1,271,985

Note: Adjustment for numerators and denominators to calculate diluted net income attributable to Kubota Corporation is not described because there are no dilutive securities.

(10) Subsequent events

None

Kubota Corporation

and Subsidiaries

(11) Consolidated revenues by reporting segment

	(In millions of yen)
	Year ended March 31, 2011		Year ended March 31, 2010		Change
	Amount	%	Amount	%	Amount	%

Farm Equipment and Engines	580,671	62.2	561,165	60.3	19,506	3.5
Domestic	205,676		212,712		(7,036)	(3.3)
Overseas	374,995		348,453		26,542	7.6
Construction Machinery	70,847	7.6	55,561	5.9	15,286	27.5
Domestic	20,710		16,924		3,786	22.4
Overseas	50,137		38,637		11,500	29.8
Farm & Industrial Machinery	651,518	69.8	616,726	66.2	34,792	5.6
Domestic	226,386	24.3	229,636	24.6	(3,250)	(1.4)
Overseas	425,132	45.5	387,090	41.6	38,042	9.8
Pipe-related Products	121,836	13.0	144,465	15.5	(22,629)	(15.7)
Domestic	113,584		127,658		(14,074)	(11.0)
Overseas	8,252		16,807		(8,555)	(50.9)
Environment-related Products	70,932	7.6	78,484	8.5	(7,552)	(9.6)
Domestic	65,090		70,439		(5,349)	(7.6)
Overseas	5,842		8,045		(2,203)	(27.4)
Water & Environment Systems	192,768	20.6	222,949	24.0	(30,181)	(13.5)
Domestic	178,674	19.1	198,097	21.3	(19,423)	(9.8)
Overseas	14,094	1.5	24,852	2.7	(10,758)	(43.3)
Social Infrastructure	60,439	6.5	63,293	6.8	(2,854)	(4.5)
Domestic	44,278	4.8	47,026	5.1	(2,748)	(5.8)
Overseas	16,161	1.7	16,267	1.7	(106)	(0.7)
Other	28,960	3.1	27,676	3.0	1,284	4.6
Domestic	28,575	3.0	26,904	2.9	1,671	6.2
Overseas	385	0.1	772	0.1	(387)	(50.1)
Total	933,685	100.0	930,644	100.0	3,041	0.3
Domestic	477,913	51.2	501,663	53.9	(23,750)	(4.7)
Overseas	455,772	48.8	428,981	46.1	26,791	6.2

Kubota Corporation

and Subsidiaries

4. The results of operations for the three months ended March 31, 2011

(1) Consolidated statements of income

	(In millions of yen)
	Three months ended March 31, 2011		Three months ended March 31, 2010		Change
	Amount	%	Amount	%	Amount	%
Revenues	253,701	100.0	257,591	100.0	(3,890)	(1.5)
Cost of revenues	188,308	74.2	187,065	72.6	1,243	0.7
Selling, general, and administrative expenses	45,282	17.8	52,971	20.6	(7,689)	(14.5)
Other operating expenses (income)	2,951	1.2	(188)	(0.1)	3,139	(1,669.7)

Operating income	17,160	6.8	17,743	6.9	(583)	(3.3)

Other income (expenses):
Interest and dividend income	345		525		(180)
Interest expense	(268)		(399)		131
Gain on sales of securities-net	328		1,434		(1,106)
Valuation loss on other investments	(62)		(100)		38
Foreign exchange gain-net	1,268		2,225		(957)
Other-net	317		(984)		1,301

Other income (expenses), net	1,928		2,701		(773)

Income before income taxes and equity in net loss of affiliated companies	19,088	7.5	20,444	7.9	(1,356)	(6.6)

Income taxes	6,482		7,460		(978)

Equity in net loss of affiliated companies	(734)		(523)		(211)

Net income	11,872	4.7	12,461	4.8	(589)	(4.7)

Less: Net income attributable to the noncontrolling interests	1,120		1,070		50

Net income attributable to Kubota Corporation	10,752	4.2	11,391	4.4	(639)	(5.6)

	(In yen)
Net income attributable to Kubota Corporation per common share
Basic	8.45		8.96
Diluted	8.45		8.96

Kubota Corporation

and Subsidiaries

(2) Consolidated segment information

a) Reporting segments

Three months ended March 31, 2011

	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	161,842	66,193	15,458	10,208	—	253,701
Intersegment	20	989	687	5,791	(7,487)	—

Total	161,862	67,182	16,145	15,999	(7,487)	253,701

Operating income	15,403	6,468	11	890	(5,612)	17,160

Three months ended March 31, 2010
	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	160,158	71,982	16,629	8,822	—	257,591
Intersegment	12	3	650	4,328	(4,993)	—

Total	160,170	71,985	17,279	13,150	(4,993)	257,591

Operating income	12,455	7,055	614	1,164	(3,545)	17,743

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

b) Geographic segments

Information for revenues from external customers by destination

	(In millions of yen)
	Three months ended March 31, 2011	Three months ended March 31, 2010
Japan	136,820	146,786
North America	53,537	45,629
Europe	18,007	18,630
Asia	39,132	38,591
Other Areas	6,205	7,955
Total	253,701	257,591

Notes:

1. Revenues from North America include those from the United States of ¥52,185 million and ¥43,319 million for the three months ended March 31, 2011 and 2010, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(3) Consolidated revenues by reporting segment

	(In millions of yen)
	Three months ended March 31, 2011		Three months ended March 31, 2010		Change
	Amount	%	Amount	%	Amount	%

Farm Equipment and Engines	145,264	57.3	145,905	56.7	(641)	(0.4)
Domestic	48,244		53,510		(5,266)	(9.8)
Overseas	97,020		92,395		4,625	5.0
Construction Machinery	16,578	6.5	14,253	5.5	2,325	16.3
Domestic	5,631		4,533		1,098	24.2
Overseas	10,947		9,720		1,227	12.6
Farm & Industrial Machinery	161,842	63.8	160,158	62.2	1,684	1.1
Domestic	53,875	21.2	58,043	22.5	(4,168)	(7.2)
Overseas	107,967	42.6	102,115	39.7	5,852	5.7
Pipe-related Products	30,709	12.1	35,264	13.7	(4,555)	(12.9)
Domestic	29,314		33,658		(4,344)	(12.9)
Overseas	1,395		1,606		(211)	(13.1)
Environment-related Products	35,484	14.0	36,718	14.2	(1,234)	(3.4)
Domestic	33,257		34,573		(1,316)	(3.8)
Overseas	2,227		2,145		82	3.8
Water & Environment Systems	66,193	26.1	71,982	27.9	(5,789)	(8.0)
Domestic	62,571	24.7	68,231	26.5	(5,660)	(8.3)
Overseas	3,622	1.4	3,751	1.4	(129)	(3.4)
Social Infrastructure	15,458	6.1	16,629	6.5	(1,171)	(7.0)
Domestic	10,190	4.0	11,725	4.6	(1,535)	(13.1)
Overseas	5,268	2.1	4,904	1.9	364	7.4
Other	10,208	4.0	8,822	3.4	1,386	15.7
Domestic	10,184	4.0	8,787	3.4	1,397	15.9
Overseas	24	0.0	35	0.0	(11)	(31.4)
Total	253,701	100.0	257,591	100.0	(3,890)	(1.5)
Domestic	136,820	53.9	146,786	57.0	(9,966)	(6.8)
Overseas	116,881	46.1	110,805	43.0	6,076	5.5

Kubota Corporation

and Subsidiaries

5. Other

(1) Notice of changes of management

(Effective as of June 24, 2011)

a) Appointment of new Directors

Name	Current responsibility

Takeshi Torigoe	Senior Managing Executive Officer of Kubota Corporation
Masayoshi Kitaoka	Managing Executive Officer of Kubota Corporation
Toshihiro Kubo	Managing Executive Officer of Kubota Corporation
Junichi Sato	Senior Executive Officer of Daikin Industries, Ltd.

*	Mr. Junichi Sato is a candidate for outside Director.

b) Appointment of new Corporate Auditors

Name	Current responsibility

Hirokazu Nara	Director of Kubota Corporation
Hiroshi Shiaku	Corporate Auditor of KMEW Co., Ltd.
Akira Negishi	Honorary Professor of Kobe University, Professor of Konan Law School, Attorney
Ryoji Sato	Senior Advisor, Deloitte Touche Tohmatsu LLC

*	Messers. Akira Negishi and Ryoji Sato are candidates for outside Corporate Auditors.

c) Retirement of Directors (Expiration of the term of offices)

Name	New responsibility after retirement

Daisuke Hatakake	Executive Adviser of the Company
Moriya Hayashi	Adviser of the Company
Hirokazu Nara	Corporate Auditor of the Company (full time)
Kan Trakulhoon	Honorable Associate of the Company

d) Retirement of Corporate Auditors

Name	New responsibility after retirement

Yoshiaru Nishiguchi (full time)	Adviser of the Company
Toshihiro Fukuda (full time)	Adviser of the Company
Yoshio Suekawa	Honorable Associate of the Company
Masanobu Wakabayashi	Honorable Associate of the Company

End of document

May 11, 2011

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Department

Planning & Control Headquarters

Phone: +81-6-6648-2645

Notice on a distribution of retained earnings

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on May 11, 2011 that the Company would distribute retained earnings as the record date was March 31, 2011.

1. Details of year-end dividend

	Year-end dividend	Latest forecast (Released on February 4, 2011)	Comparable previous year (Year ended March 31, 2010)
Record date	March 31, 2011	March 31, 2011	March 31, 2010
Dividend per common share	¥7	¥7	¥5
Amount of dividend	¥8,905 million	—	¥6,361 million
Date of payment	June 27, 2011	—	June 21, 2010
Resource of dividend	Retained earnings	—	Retained earnings

2. Reasons for raising dividend

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and retirement of treasury stock.

Considering the basic policy and the Company’s current business performance, the Company decided to pay ¥7 per common share as year-end dividend, which will be ¥2 higher than in the prior year.

Accordingly, including the interim dividend of ¥7 per common share already paid, the annual dividend per common share for the fiscal year ended March 31, 2011 will be ¥14, which will be ¥2 higher than in the prior year.

	(per common share)
	Interim dividend	Year-end dividend	Annual dividend
This fiscal year (Year ended March 31, 2011)	¥7	¥7	¥14
Comparable previous year (Year ended March 31, 2010)	¥7	¥5	¥12

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

May 11, 2011

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Department

Planning & Control Headquarters

Phone: +81-6-6648-2645

Basic policy regarding reduction of trading unit of the Company’s stock

Kubota Corporation (hereinafter “the Company”) believes that reduction of trading unit is one of the effective measures to enhance liquidity of the Company’s stock and the diversity of shareholders, which is deemed to be one of the important considerations by the Company.

However, the Company believes that the implementation of reduction of trading unit should be examined in careful consideration of price and liquidity of the Company’s stock, financial results of the Company and expenses.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: May 11, 2011	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of Global Management Promotion Department